ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

June 4, 2019

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ken Ellington

Re:	Pax World Funds Series Trust I (Registration Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935) (the “Registrants” and each series, a “Fund” and together, the “Funds”)

Dear Mr. Ellington,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on May 6, 2019 in connection with the Registrants’ annual reports to shareholders on Form N-CSR (the “Annual Report”) filed on March 1, 2019. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1.	Comment. In the Schedule of Investments, for all applicable Funds, please confirm that the Registrants will disclose the expiration date of any rights, if applicable, in future N-CSR filings.

Response. The Registrants confirm that they will disclose the expiration date of any rights, if applicable, in future N-CSR filings.

2.	Comment. The Schedule of Investments for the Pax Core Bond Fund indicates that the Fund holds a position in CINI Investment Note whose value was determined using significant unobservable inputs. Please confirm that, in future N-CSR filings, the Registrants will revise footnote (a) in the Schedule of Investments to state that the position was valued using significant unobservable inputs. See Article 12-12, footnote 9 of Reg S-X.

Response. The Registrants confirm that they will review the disclosure for conformity with Article 12-12, footnote 9 of Reg S-X and make any necessary revisions in future N-CSR filings.

3.	Comment. The Schedule of Investments for the Pax High Yield Bond Fund indicates that the Fund holds common stock in Charlotte Russe, Inc. whose value was determined using significant unobservable inputs, but such line item is not indicated by footnote (c), which provides as follows: “security valued using significant unobservable inputs.” Please confirm that, in future N-CSR filings, all positions valued using significant unobservable inputs will be indicated with such footnote or similar note. See Article 12-12, footnote 9 of Reg S-X.

Response. The Registrants confirm that they will review the disclosure for conformity with Article 12-12, footnote 9 of Reg S-X and make any necessary revisions in future N-CSR filings.

4.	Comment. Under Note B – Investment Advisory Fee and Transactions with Affiliates and Other Parties – to the Financial Statements, please describe the sub-advisory fee arrangement for all applicable Funds in future N-CSR filings.

Response. Consistent with industry practice, the Registrants have not disclosed sub-advisory fee arrangements in any N-CSR filings to date because sub-advisory fees are not a Fund expense and, therefore, not a separate line item in the Funds’ Statements of Operations, to which Note B relates. Accordingly, the Registrants respectfully decline to make the requested change in future N-CSR filings.

5.	Comment. Per Note B – Investment Advisory Fee and Transactions with Affiliates and Other Parties – to the Financial Statements, each of Pax ESG Beta Quality Fund, Pax ESG Beta Dividend Fund, Pax Ellevate Global Women’s Leadership Fund, Pax MSCI EAFE ESG Leaders Index Fund, and Pax Balanced Fund are subject to a “unified fee” that includes all of the operating costs and expenses of the Fund (other than certain expenses), including accounting expenses, administrator, transfer agent, custodian fees, legal fees and other expenses. Because typically service agreements specify that the Fund will pay fees such as administrator, transfer agent, and custodian fees, please confirm that the investment adviser is current with all payments to all service providers on behalf of the relevant Funds.

Response. The Registrants so confirm.

6.	Comment. In Note C – Investment Information, Affiliated Investments – to the Financial Statements, for the Pax Balanced Fund, the table shows gross additions and gross reductions based on shares rather than value. Please include purchases and sales based on value in future N-CSR filings. See Article 12-14, footnote 1 of Reg S-X.

Response. The Registrant will review its disclosure for conformity with Article 12-14, footnote 1 of Reg S-X and make any necessary revisions in future N-CSR filings.

7.	Comment. In the Management of the Funds section in the back of the Annual Report, please provide the address for each trustee and officer in future N-CSR filings, as required by Item 17(a)(1) of Form N-1A.

Response. The Registrants will provide an address for each trustee and officer in future N-CSR filings.

8.	Comment. The Pax Global Environmental Markets Fund has greater than 25% of its net assets invested in two sectors, as identified in the Annual Report: the energy efficiency sector and the water and infrastructure sector. If the Fund focuses on a particular sector (e.g., for a period of three or more years), please explain supplementally why the identification of that sector, including any strategies and risks of investing in that sector, are not described in the Fund’s prospectus. Please consider revising the Fund’s prospectus to include such sector risk disclosure.

Response. The Registrant respectfully notes that Pax Global Environmental Markets Fund’s principal investment strategies, as described in the prospectus, state that the Fund “invests at least 80% of its net assets…in companies whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency [and] water infrastructure technologies.” While the Fund believes its current principal risk disclosure, taken as a whole, identifies the principal risks of investing in the Fund, in response to your comment, the following will be added as a principal risk of the Fund at the next annual update:

“Focused Investment Risk Focusing investments in a particular market or economic sector (which may include issuers in a number of different industries), including the energy efficiency and water and infrastructure sectors, increases the risk of loss because the stocks of many or all of the companies in the market or sector may decline in value due to economic, market, technological, political or regulatory developments adversely affecting the market or sector. In addition, investors may buy or sell substantial amounts of the Fund’s shares in response to factors affecting or expected to affect the particular market or sector, resulting in extreme inflows and outflows of cash into and out of the Fund. Such inflows or outflows might affect management of the Fund adversely to the extent they were to cause the Fund’s cash position or cash requirements to exceed normal levels.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith